FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official notice dated February 24th , 2011.	1

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 917 538 100 34 917 538 000 Fax 34 913 489 494 www.repsol.com

Madrid, 24th February 2011

The Board of Directors of Repsol YPF, S.A. resolved yesterday to convene the Ordinary General Shareholders’ Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid on 14th April 2011 at 12:00 noon on first call, and at the same time and place on 15th April 2011 on second call.

The notice of call and the report referred to in Section 116.bis of the Securities Market Act are attached.

The notice of call will be published in the Official Commercial Registry Bulletin and in the newspapers in the following days. On the date of publication, all the relevant information will be available to shareholders. All the information related to the General Shareholders’ Meeting will also be available on the Company’s website (www.repsol.com).

The Board of Directors also unanimously agreed, at the proposal of the Nomination and Compensation Committee, to include in the agenda of the next General Shareholders’ Meeting the re-election of the following board members for a new period of four years:

•	Mr. Luis Carlos Croissier Batista.

•	Mr. Ángel Durández Adeva.

Similarly, following a report from the Nomination and Compensation Committee, the Board of Directors, by unanimous consent, agreed to include in the agenda of the next General Shareholders’ Meeting the re-election of Mr. Antonio Brufau Niubó, Mr. Luis Fernando del Rivero Asensio, Mr. Juan Abelló Gallo and Mr. José Manuel Loureda Mantiñan as Directors of the Company for a new four-year period.

Additionally, the Nomination and Compensation Committee proposed to the Board of Directors the appointment of Mr. Mario Fernández Pelaz as a new Independent Director and as member of the Nomination and Compensation Committee, so that the majority of the members of said Committee will be Independent Directors.

Mr. Mario Fernández Pelaz will fill the vacancy produced by the resignation of Mr. Carmelo de las Morenas López, who will give up his position as Independent Director in the same day that the Ordinary General Shareholders’ Meeting will be held.

Mr. Mario Fernández Pelaz is currently Chairman of BBK. Previously, from 1980 to 1985 was Member of the Board and Vicelehendakari of the Basque Government. Chairman of the Joint Committee of Central Administration—Basque Government relations, Chairman of the Basque Board of Finance, Chairman of the Economic Committee of the Basque Government. From 1997 to 2002 was Executive Director of Legal Affairs and Member of the Executive Committee of BBVA Group and from 2002 to June 2009 was Principal Partner of Uría Menéndez.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

During the meeting of the Board of Directors the Executive Chairman of Repsol, Mr. Antonio Brufau thanked Mr. Carmelo de las Morenas López for his dedication, contribution, effort and loyalty to the company during his years as employee and member of the Board of Directors.

Finally, the Board of Directors, in its meeting held yesterday, agreed to amend its Regulations1. Said amendment, which was favourably informed by the Nomination and Compensation Committee and by the Audit and Control Committee, has a two-fold purpose:

•

First, to incorporate into the Company’s system of Corporate Governance the position of the Lead Independent Director, appointed among the Outside Independent Directors. This position, that will held by Mr. Artur Carulla Font, current Chairman of the Nomination and Compensation Committee, will confer, among others, the powers recommended by the Unified Code of Good Government; and

•

Second, to regulate the Audit and Control Committee in the same manner than the current 18th Additional Provision of the Securities Market Act, which regulates the Audit Committee of the entities which issue marketable securities in Spanish official markets, as amended by Act 12/2010, of 30th July.

[1]

The adapted text of the Regulations of the Board of Directors, will be available for the shareholders through the web site of the Company once communicated and delivered to the “Comisión Nacional del Mercado de Valores”.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

REPSOL YPF, S.A.

CALL FOR ORDINARY GENERAL SHAREHOLDERS’ MEETING

By resolution of the Board of Directors of Repsol YPF, S.A., shareholders are called to the Ordinary General Shareholders’ Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid, on 14th April 2011 at 12:00 noon on first call, and at the same time and place on 15th April 2011 on the second call, with respect to the following:

AGENDA

POINTS REGARDING THE ANNUAL ACCOUNTS, THE MANAGEMENT BY THE BOARD AND THE REELECTION OF THE ACCOUNTS AUDITOR

First. Review and approval, if appropriate, of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2010, of the proposal of application of its earnings

Second. Approval of the management by the Board of Directors during fiscal year 2010.

Third. Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group for the fiscal year 2011.

POINTS REGARDING THE AMENDMENTS OF THE ARTICLES OF ASSOCIATION AND OF THE REGULATIONS OF THE GENERAL SHAREHOLDERS MEETING

Forth. Amendment of articles 9, 11, 19, 24, 27, 29, 44, 50 and 56 of the Articles of Association; and of the articles 3, 5, 8, 13, 14 and 15 of the Regulations of the General Shareholders Meeting.

Fifth. Amendment of article 52 of the Articles of Association, regarding the application of profit/loss of the fiscal year.

Sixth. Amendment of articles 40 and 35 of the Articles of Association, regarding the internal positions and meetings of the Board of Directors.

POINTS REGARDING THE COMPOSITION OF THE BOARD OF DIRECTORS

Seventh. Re-election of Mr. Antonio Brufau Niubo as Director.

Eighth. Re-election of Mr. Luis Fernando del Rivero Asensio as Director.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Ninth. Re-election of Mr. Juan Abelló Gallo as Director.

Tenth. Re-election of Mr. Luis Carlos Croissier Batista as Director.

Eleventh. Re-election of Mr. Ángel Durández Adeva as Director.

Twelfth. Re-election of Mr. José Manuel Loureda Mantiñan as Director.

Thirteenth. Appointment of Mr. Mario Fernández Pelaz as Director.

POINTS REGARDING THE PROGRAMS OF PARTICIPATION IN THE SHARE CAPITAL OF THE COMPANY

Fourteenth. Delivery Plan Shares to the Beneficiaries of Multi-Annual Programs.

Fifthteenth. Stock Purchase Plan 2011-2012.

POINT REGARDING THE AUTHORISATION AND EXPRESS DELEGATION REQUIRED FOR THE BOARD OF DIRECTORS

Sixthteenth. Delegation to the Board of Directors of the power to issue fixed rate securities, convertible or exchangeable by shares of the Company or exchangeable by shares of other companies, as well as warrants (options to subscribe new shares or to acquire preexisting shares of the Company). Establishment of the criteria for the determination of the basis and methods for the conversion and/or exchange and delegation to the Board of Directors of the powers to increase the capital stock in the necessary amount, as well to exclude, in whole or in part, the preemptive subscription rights of shareholders over said issues. Authorisation to guarantee by the Company of issues made by its subsidiaries. To leave without effect, in the portion not used, the seventh resolution of the Ordinary General Shareholders’ Meeting held on June 16th, 2006”.

POINT REGARDING GENERAL MATTERS

Seventeenth. Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting.

After the exposure of the matters included in the Agenda it will be reported to the General Shareholder’s Meeting the amendments of the Regulations of the Board of Directors, according with article 516 of the Stock Companies Act.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

COMPLEMENT TO THE CALL

Shareholders representing at least five per cent of the capital may request the publication of a supplemental notice of call to the general meeting, including one or several items on the agenda. This request shall be sent through any certifying means, evidencing that they hold the required stake, to be received at the registered office within five days after publication of the original notice of call.

RIGHTS OF ATTENDANCE

Shareholders whose shares have been registered in the appropriate stock ledger five days prior to the date set for the Shareholders’ Meeting and who have the corresponding attendance card may attend.

The attendance cards shall be issued by the proper entity participating in the systems managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (hereinafter IBERCLEAR) in each particular case. Said attendance cards may be exchanged on the date of the Shareholders’ Meeting for other standardized documents of record attendance, issued by the Company with the purpose of facilitating the drawing up of the attendance list, the exercise of the shareholders’ voting and other rights.

The registration of attendance cards shall begin two hours before the scheduled time of the General Shareholders’ Meeting.

For purposes of verifying the identity of shareholders or those who validly represent them, attendees may be asked, at the place of the General Shareholders Meeting, for evidence of their identity by means of the presentation of a National Identity Document or any other official document generally accepted for these purposes.

REPRESENTATION

Any shareholder entitled to attend may be represented by a proxy, who needs not to be a shareholder.

If the name of the proxy is left blank on the proxy form received by the Company, it will be presumed granted in favour of the Chairman of the Board.

The voting instructions will be set out in proxy forms. If no express instructions are issued, the proxy will vote for the proposals submitted by the Board.

Save otherwise indicated by the represented shareholder, the proxy will be deemed extended to any business which, although not included on the agenda, may be put to the vote at the General Shareholders Meeting. In this case, the proxy will vote however he may consider most favourable for the interests of the represented shareholder.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Save otherwise expressly indicated by the represented shareholder, in cases where the proxy incurs a conflict of interests for voting on any item, included or not in the Agenda, put to the General Shareholders Meeting, the proxy will be considered granted to the Vice-Secretary to the Board of Directors.

Shareholders who grant a proxy must notify the person designated as representative of the proxy granted thereto. When this is granted to a member of the Board of Directors, the notification shall be deemed to be effected upon receipt by the Company of the documentation setting forth such proxy.

RIGHT OF INFORMATION

In addition to the provisions of Articles 197 and 527 of the Stock Companies Act, as of the date of publication of this notice, the following documents are at shareholders disposal on the Shareholder Information Office, from 10:00 to 18:00, working days, and on the Company’s website at www.repsol.com: the Annual Financial Statements of Repsol YPF, S.A. and the Consolidated Annual Financial Statements of Repsol YPF Group, for the fiscal year ending on 31st December 2010; the Management Report of Repsol YPF, S.A. and the Consolidated Management Report for said year; the Report referred to Section 116.bis of the Securities Market Act; the Report of the Auditors on the Annual Financial Statements of Repsol YPF, S.A., and on the Consolidated Annual Financial Statements of Repsol YPF Group; the literal text of the proposals of resolutions already formulated corresponding to the points of the Agenda; the reports of the Board of Directors on each proposal of resolutions corresponding to the points of the Agenda; the Report on the remuneration policy for Directors; the Annual Report on Corporate Governance; and the Activity Report of the Audit and Control Committee.

Shareholders may request the delivery or the sending free of charge of all the mentioned documents.

DISTANCE VOTING AND PROXIES PRIOR TO THE GENERAL MEETING

1. Voting by distance communication prior to the General Shareholders Meeting

Pursuant to Article 23 of the Articles of Association and Article 7 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may vote through distance communication on the proposals regarding the items on the Agenda prior to the date of the General Shareholders Meeting, provided the identity of the voting shareholder is duly guaranteed.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

1.1 Means for distance voting

The means of communication valid for distance voting are as follows:

(i) Postal vote

To vote by post on the items on the Agenda, shareholders must complete and sign the “Distance Voting” section of the attendance, proxy and voting card issued by the IBERCLEAR participating entity with which they have deposited their shares.

Once the appropriate section of the card has been completed and signed—with hand-written signature-, the shareholder must send it to the Company to the attention of the Shareholder Information Office at Paseo de la Castellana nº 278, 28046 Madrid.

If the attendance card does not include the section “Distance Voting”, the shareholder may use the Distance Voting Form provided on the company’s web site (www.repsol.com) and also available at the Shareholders Information Office. This form, duly signed, must be sent to the Company together with the corresponding attendance card, also signed- both with hand-written signature-.

(ii) Electronic vote

Shareholders may vote on the items on the Agenda for the General Meeting through the company’s web site (www.repsol.com), entering the AGM 2011 page and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised and valid electronic certificate issued by the Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

1.2 Specific rules for distance voting

(i) Voting indications

If the shareholder sending a distance vote fails to mark any of the boxes provided for any of the items on the Agenda, he will be presumed to vote for the Board’s proposal.

(ii) Receipt by company

In order to be valid, postal or electronic votes must be received by the company no later than 09:00 on April 13th, 2011. After this time, the Company will only accept the votes cast at the General Shareholders Meeting.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

2. Distance proxies

Pursuant to Article 24 of the Articles of Association and Article 8 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may grant a proxy by distance communication on the proposals regarding the items on the Agenda and prior to the date of the General Shareholders Meeting, provided the identity of the persons concerned is duly guaranteed.

2.1 Means for granting distance proxies

The means of communication valid for distance proxies are as follows:

(i) Postal proxy

To grant proxies by post, shareholders must complete the corresponding section of the attendance, proxy and voting card issued by the IBERCLEAR participating entity with which they have deposited their shares.

This section must be signed—with hand-written signature-by the shareholder and sent to the Company to the attention of the Shareholder Information Office, Paseo de la Castellana nº 278, 28046 Madrid.

(ii) Electronic proxy

Shareholders may grant proxies through the company’s web site (www.repsol.com), entering the page of the AGM 2011 and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised, valid electronic certificate issued by Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

2.2 Specific rules for distance proxies

Distance proxies will also be subject to the general rules applicable to representation, related to (i) blank proxies received by the Company; (ii) absence of voting instructions (iii) extension of proxy to any business not included on the agenda that may be put to the vote at the General Shareholders Meeting; as well as voting instructions regarding points not included in the Agenda; (iv) designation of a representative’s substitute when the representative is in a conflict of interests in relation with the vote of any business, included or not in the Agenda, that may be put to the vote of the General Shareholders Meeting; and (v) the necessary notification to the representative of the proxy granted.

In order to be valid, distance proxies must be received by the Company no later than 09:00 on April 13th, 2011. After this time, the company will only accept the proxies made in writing through the attendance, proxy and voting cards presented for registration of shareholders on entry at the place and date scheduled for the General Shareholders Meeting.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

At the place and date of the General Shareholders Meeting, the proxies must prove their identity by showing their identity cards or any other official document generally accepted for these purposes, together with a print-out of the electronic proof of proxy, if necessary, so that the company can confirm the proxy granted.

3. Rules common to distance voting and distance proxies

(i) Confirmation of distance vote or distance proxy

The validity of votes cast and proxies granted through distance communication is subject to checking of the particulars supplied by the shareholder against those contained in the file supplied by IBERCLEAR. In the event of any discrepancy between the number of shares indicated by the shareholder in the proxy form or distance voting form and those indicated in the aforesaid file, the number of shares indicated by IBERCLEAR will prevail for the purposes of quorum and voting.

(ii) Rules of priority

Personal attendance of the General Shareholders Meeting by a shareholder who has previously granted a proxy or voted through distance communication, by whatsoever means used, will render that distance proxy or vote void.

If a shareholder validly issues both a distance vote and a proxy, the former will prevail. Similarly, electronic votes and proxies will prevail over those sent by post.

Electronic votes and proxies may be rendered void through express revocation by the shareholder through the same means.

(iii) Other provisions

The Company reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms for technical or security reasons. The Company further reserves the right to request additional identification from shareholders as and when it may so deem fit to guarantee the identity of those concerned, the authenticity of the vote or proxy and, in general, the legal certainty of the General Shareholders Meeting.

The Company will not be responsible for any damages caused to shareholders through unavailability or failure in the maintenance and effective functioning of its web site and the services and contents provided through such site, or for any faults, overrun, overload, fallen lines, connection faults or whatsoever other similar incidents beyond the Company’s control, which prevent use of the electronic voting and proxy mechanisms.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The electronic mechanisms for distance voting and proxy will be operative as of March 7th 2011 and up to April 13th 2011 at 09:00.

In any aspects not expressly contemplated in these procedures, the General Conditions set out in the Legal Notice on the Company’s web site will be applicable.

PRESENCE OF NOTARY

The Board of Directors has requested the presence of a Notary to take the Minutes of the General Shareholders’ Meeting.

ELECTRONIC SHAREHOLDERS FORUM

According with a article 528, 2 of the Stock Companies Act, Repsol YPF, S.A. has enable, with the occasion of the General Shareholders’ Meeting, an Electronic Shareholders Forum in the web site of the Company (www.repsol.com), which will be accessible due to both individual shareholders and voluntary associations that could be established in accordance with current regulations, in order to facilitate communication prior to the General Shareholders’ Meeting.

In the Forum may be published proposals claiming to be a complement to the agenda posted on the announcement, applications to support such proposals, initiatives to achieve the percentage sufficient to execute a right for minorities under the law, as well as offers or requests for voluntary representation.

The Forum does not constitute a communication channel between the Company and its shareholders and is enabled only for the purpose of facilitating communication between the shareholders of Repsol YPF, SA during the General Shareholders’ Meeting.

To access the Forum, the shareholders must be obtained through the website (www.repsol.com) a specific password for it by following the instructions and conditions of use of the Forum , that are located in the space dedicated to the General Shareholders’ Meeting 2011. Accreditation for the key may be, in general, either through the electronic ID card or through a recognized or advanced electronic signature, based on a recognized and valid electronic certificate issued by Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre.

GENERAL INFORMATION

All personal data submitted by the shareholders for the exercise or delegation of their rights of attendance and vote at the General Shareholders Meeting shall be used by the Company for the development, management and control of the shareholding relation, and therefore for inform them about the Company’s business and activities.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Save otherwise indicated by the shareholders (using the free telephone number 900 100 100) between the date of the meeting and the following thirty days, the abovementioned data may also be used by the Company to send their shareholders information about the oil&gas sector. Once those thirty days have elapsed – without opposition – the consent for such use shall be considered granted by the shareholder.

The rights of access, rectification, deletion and opposition may be exercised in the terms prescribed by Law by written communication sent to the registered office of the Company, at Paseo de la Castellana 278, 28046 Madrid.

FORECAST OF HOLDING THE SHAREHOLDERS’ MEETING

It is expected to hold the General Shareholders’ Meeting on SECOND CALL, that is, on April 15th 2011, at the place and time indicated above. Otherwise, an announcement shall be made in the daily press with sufficient advance notice, as well as in the company’s web site.

Madrid, February 23rd, 2010

Luis Suárez de Lezo Mantilla

The Director Secretary of the Board of Directors

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

REPSOL YPF, S.A.

AND COMPANIES COMPOSING REPSOL YPF GROUP

REPORT EXPLAINING THE ADDITIONAL INFORMATION OF THE MANAGEMENT

REPORT FOR THE FISCAL YEAR

ENDED ON DECEMBER 31ST, 2010

In accordance with Section 116.bis of the Securities Market Act, the present report, regarding the additional information required by said provision to be included in the Management Report, is formulated for its presentation at the Ordinary General Shareholders’ Meeting of the Company.

A. Structure of the capital, including any securities not traded on a EU regulated market, indicating the different classes of shares, if any, the rights and obligations granted by each class and the percentage of capital it represents.

Repsol YPF, S.A. currently has a capital of 1,220,863,463 euros, divided into 1,220,863,463 shares with a par value of 1 euro each, fully subscribed and paid up, all in the same class and, consequently, with the same rights and obligations.

The Repsol YPF, S.A. shares are issued in book-entry form and were admitted in their entirety for listing in the electronic continuous trading system of the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), New York (New York Stock Exchange) and Buenos Aires (Bolsa de Comercio de Buenos Aires). At the date of the present Management Report, Repsol YPF, S.A. ADSs, are listed in the New York Stock Exchange-NYSE but on February 22nd, 2011 the company has formally applied for the delisting of the ADSs in said market. In this sense, it is estimated that the last day of trading of the ADSs on the NYSE will be March 4th, 2011

B. Any restriction on the transferability of shares

As set out in the 11th Additional Provision of Act 34/1998 on the hydrocarbons sector, as per the wording of Royal Decree Law 4/2006, 24 February, administrative authorization must be sought from the National Energy Commission for certain holding acquisitions that involve companies that carry out regulated activities or activities that are subject to administrative intervention which entails a special binding relationship.

The Ruling of the Court of Justice of the European Communities (CJEC) of 28 July 2008 set out that, by enforcing this requirement, the Kingdom of Spain has breached the obligations incumbent upon it under articles 43 (freedom of establishment) and 56 (freedom of movement of capital) of the European Community Constitutional Treaty.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

C. Direct or indirect significant interest in the share capital

As of the last date available, the following were the most significant holdings in the share capital of Repsol YPF, S.A.:

Shareholder	Total % of the share capital
Sacyr Vallehermoso, S.A. (1)	20.01
Criteria Caixa Corp, S.A.	12.97
Petroleos Mexicanos (2)	4.81

(1) The shareholding of Sacyr Vallehermoso is held through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.

(3) The shareholding of Petroleos Mexicanos (Pemex) is held through Pemex Internacional España, S.A. and through several equity swap instruments with certain financial institutions providing mechanisms furnishing Pemex with the financial rights and the exercise of voting rights up to 4.81% of the company’s share capital.

D. Any restriction on voting rights

- Article 27 of the Corporate Articles of Association of Repsol YPF, S.A. lays down that the maximum number of votes than an individual shareholder, or companies belonging to the same Group, may cast at the General Meeting of Shareholders shall be 10% of the Share Capital with voting rights.

- Furthermore, article 34 of Royal Decree Law 6/2000 sets out certain restrictions on the exercise of voting rights in more than one principal operator in the same market or sector. Among others, it lists the markets for the production and distribution of fuels, the production and supply of liquid petroleum gases and the production and supply of natural gas, principal operator being understood to be any of the entities that hold the five largest shares in the market in question.

Such constraints are specified as follows:

- Natural or legal persons who have a direct or indirect holding of over 3% in the Share Capital or the voting rights of two or more principal operators in the same market may not exercise the voting rights attached to the excess over and above such percentage in more than one of those companies.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

- A principal operator may not exercise voting rights representing more than 3% of the Share Capital of another principal operator in the same market.

These prohibitions shall not apply to parent companies which have the status of principal operator with respect to their controlled companies that have the same status, provided that such structure is imposed by the legal system or is the consequence of a mere redistribution of securities or assets among companies in the same Group.

The National Energy Commission, as the energy market regulatory body, may authorize the exercise of the voting rights attached to the excess, provided that this does not favour the exchange of strategic information or entail risks of coordination in their strategic activities.

E. Shareholders’ agreements

Repsol YPF, S.A. has not been notified of any shareholders’ agreement regulating the exercising of voting right at its general meetings or limiting or establishing condition for the free transferability of the Repsol YPF, S.A. shares.

F. Rules applicable to the appointment and replacement of directors and to the amendment of the Articles of Association.

•	Appointment

Members of the board are appointed by the General Meeting of Shareholders, without prejudice to the power of the Board to appoint shareholders to fill any vacancies that may arise, up to the next general meeting.

No-one affected by the prohibitions established in article 213 of the Stock Companies Act or any other incompatibilities established in current laws may be appointed director of the company.

Nor may persons or entities that are in a permanent conflict of interest with the company be directors, including competing companies, their directors, executives or employees, or any persons related to or proposed by such companies.

Directors must be persons who, as well as meeting the requirements stipulated in law and the bylaws, have recognised prestige and adequate knowledge and professional experience and expertise to perform their duties.

Nominations for the appointment of directors submitted by the Board to the General Meeting and appointments made by cooptation must be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

•	Re-election

The Nomination and Compensation Committee assesses the quality of work and dedication to office during the preceding term in office of any directors proposed for re-election.

The proposals for re-election of directors submitted by the Board to the General Meeting must be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

•	Retirement

Directors shall retire from office upon expiry of the term for which they were appointed (unless they are re-elected) and in the other cases contemplated in law, the Articles of Association and the Regulations of the Board.

Directors must also tender their resignations to the board in any of the following circumstances:

a)	When they are affected by any of the cases of incompatibility or prohibition established in law, the Articles of Association or regulations.

b)	If they are seriously reprimanded by the Nomination and Compensation Committee or the Audit and Control Committee for defaulting their obligations as directors.

c)	When, in the opinion of the Board, subject to a previous report by the Nomination and Compensation Committee:

1.	Their remaining on the Board could jeopardise the interests of the company or adversely affect the functioning of the board or the reputation of the company; or

2.	The reasons for their appointment have disappeared. This includes, in particular:

•

Institutional Outside Directors, if the shareholder they represent or that proposed their appointment disposes of all their shares. They shall also tender their resignations and resign, should the board so deem fit, in the corresponding proportion, if the shareholder in question disposes of part of its shareholding interest, to an extent requiring a reduction in the number of its institutional outside directors.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

•	Executive Directors, if they cease to hold the executive positions outside the Board to which their appointment as director was linked.

The Board will not propose the removal of any Independent Outside Director before the end of the statutory term for which he/she has been appointed, unless there are just grounds for doing so, in the opinion of the Board, subject to a previous report by the Nomination and Compensation Committee. In particular, there shall be deemed to be just grounds when the director (i) has defaulted the duties corresponding to his/her office; (ii) is in any of the situations described in the preceding paragraphs; or (iii) falls into any of the circumstances described in the Regulations of the Board, whereby he/she can no longer be classified as a Independent Outside Director.

The retirement of Independent Outside Directors may also be proposed as a result of takeover bids, mergers or other similar corporate operations entailing a change in the ownership structure of the company, insofar as this may make it necessary to establish a reasonable balance between Institutional and Independent Outside Directors, in accordance with the ratio of capital represented by the former and the rest of the capital.

•	Amendment of the Articles of Association

The Articles of Association of Repsol YPF, S.A., available on its web site (www.repsol.com), do not establish any conditions differing from those set out in the Joint Stock Companies Act for their amendment, except for the amendment of the last paragraph of Article 27, concerning the maximum number of votes that may be cast at General Meetings by any one shareholder or the companies belonging to the same group. This resolution, and the resolution to amend this special provision contained in the final paragraph of Article 22 of the Articles of Association, must be adopted with the favourable vote, on first and second call, of 75% of the voting capital attending or represented at the general meeting.

G. Powers of the Board, particularly those concerning the issuing or repurchasing of shares

The Annual General Meeting of Shareholders of the company, held on 31 May 2005 agreed to authorise the Board of Directors to increase the Share Capital, once or several times, during a period of 5 years, by the maximum amount of €610,431,731 (approximately half of the current Share Capital), by issuing new shares the counter value of which shall consist of cash contributions.

Likewise, the Annual General Meeting of Shareholders of the company, held on 14 May 2009, authorised the Board of Directors to engage in the derivative acquisition of own shares, under the terms indicated above in the “Financial situation” section of this Management Report.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Finally, in addition to the powers recognised in the company’s Articles of Association and the Board Regulations as being conferred upon the Chairman and Vice-Chairmen of the Board, the Executive Directors have each been granted general powers of attorney to represent the company, conferred by the Board of Directors, and which are duly recorded in the Commercial Register of Madrid.

H. Significant agreements entered into by the company, which are to become effective, be amended or terminate upon a change in the control of the company following a takeover bid, and the effects thereof, unless disclosure may be seriously detrimental to the company. This exception will not be applicable when the company is legally obliged to disclose this information.

The company participates in exploring for and exploiting hydrocarbons through consortiums or joint ventures with other oil companies, both public and private. In the contracts that govern relations between the members of the consortium the other partners are usually granted a right of first refusal over the holding of the partner on which a change of control takes place when the value of said holding is significant in relation to the overall assets of the transaction or when other conditions set out in the contracts occur.

Likewise, according to the rules regulating the oil and gas industry in the different countries in which the company operates, the transfer, total or partial, of research permits and exploitation concessions as well as, on occasions, the change of control in the concessionaire entity or entities and in particular in the entity that has the status of mining area operator, are subject to prior authorisation by the competent administrative authority.

In addition, the agreements entered into by and between Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) relating to Gas Natural SDG S.A., reported as relevant events through the Securities Market Commission, as well as the Industrial Agreement Activity between Repsol YPF and Gas Natural SDG S.A. foreseen in the abovementioned agreements and disclosed as a relevant event on 29 April 2005 and the Partnership Agreement between Repsol YPF and Gas Natural SDG relating to Repsol–Gas Natural LNG S.L. consider the change in the control structure of either of the parties to be grounds for termination.

I. Agreements between the company and its directors, executives or employees contemplating compensations when the latter resign or are dismissed without cause, or if their employment relationship is terminated as a result of a takeover bid.

•	Executive Directors

The Chairman and the Secretary and General Counsel are entitled to a Deferred Economic Compensation in the event of termination of their relation with the company, provided such termination is not due to any default of their obligations or at their own desire, without any of the justifying causes contemplated in the contract. The amount of the compensation for termination of the relation is three years’ total monetary remuneration.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

•	Executives

The Repsol YPF Group has established a single legal statute for its executives, set out in the Executive Contract, which regulates the compensations applicable in cases of termination of the employment relationship, contemplating as grounds for compensation those stipulated in current legislation.

For members of the Executive Committee, these grounds include resignation by the executive following a business succession or major change in the ownership of the company, resulting in a material change in the members of the governing bodies or in the contents and approach of the principal activity of the company. The amount of the compensation of the current members of the Executive Committee is calculated according to the age, seniority and salary of the executive.

Additional information of these matters is detailed in note 33 to the Consolidated Annual Accounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 24th, 2011	By:	/s/ Miguel Angel Devesa
		Name:	Miguel Angel Devesa
		Title:	Chief Financial Officer